Mark D. Director To Call Writer Directly: (202) 879-5151 mdirector@kirkland.com	655 Fifteenth Street, N.W. Washington, D.C. 20005 (202) 879-5000 www.kirkland.com	Facsimile: (202) 879-5200

August 4, 2008

By Electronic Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Pamela Long
Mr. Craig Slivka
Ms. Brigitte Lippmann
Ms. Patricia Armelin
Mr. John Cash

Re:	Perini Corporation

Preliminary Proxy Statement on Schedule 14A

Filed July 21, 2008

File No. 1-06314

To Whom It May Concern:

Perini Corporation, a Massachusetts corporation (“Perini”), is filing herewith by electronic transmission its amendment no. 3 (“Amendment No. 3”) to its preliminary proxy statement under cover of Schedule 14A (File No. 1-06314) (the “Proxy Statement”) relating to, among other things, the merger of Tutor-Saliba Corporation, a California corporation (“Tutor-Saliba”), with a subsidiary of Perini.

We will send to you under separate cover a copy of Amendment No. 3 to the Proxy Statement marked to show the changes made from its amendment no. 2 to the Proxy Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2008. We have included in this letter Perini’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) dated July 15, 2008.

Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by Perini. Except as expressly noted to the contrary, all references to page numbers in the responses reflect pagination in Amendment No. 3.

Chicago	Hong Kong	London	Los Angeles	Munich	New York	San Francisco

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August 4, 2008

Opinion of UBS Securities LLC, page 59

1. We note your responses to comments 8 and 9 in our letter dated July 15, 2008. As discussed with your counsel on July 31, 2008, we will review your proposed disclosure in your next filing.

In response to the Staff’s comment, Perini has included in the Amendment No. 3 the additional disclosures provided supplementally to the Staff on July 25, 2008 and discussed with the Staff on July 31, 2008 in response to Comments 8 and 9 from the Staff’s comment letter dated July 15, 2008. The additional disclosure begins on page 63.

Unaudited Pro Forma Condensed Financial Statements, page 111

2. We have reviewed your response to comment 10 in our letter dated July 15, 2008 and continue to have additional comments.

Responses to each of your comments are presented in the following paragraphs. As a preface, the Special Committee, after consultation with its advisors, valued the Tutor-Saliba business including Mr. Tutor as the CEO of Tutor-Saliba as part of the business and, therefore, an element of the intangible assets that create the business value in the form of future cash flows and other benefits as described in the Proxy Statement.

As described in more detail below and in the Proxy Statement, the Special Committee negotiated the amount of merger consideration to be paid pursuant to the Merger Agreement. It subsequently negotiated the restrictions that were included in the Shareholders Agreement. The terms of the Employment Agreement with Mr. Tutor to become the full-time Chairman and CEO of the combined company (including any equity compensation to be issued thereunder) were negotiated separately with Mr. Tutor and with the involvement of Perini’s Compensation Committee.

Thus, as discussed above and in our July 21, 2008 response to Comments 9 and 10 to the Staff’s comment letter dated July 15, 2008, it was inappropriate to separately identify the intangible value of Mr. Tutor as part of the Tutor-Saliba management team and assembled workforce. The merger consideration inherently contains the proper total consideration for the merger. This includes the individual restrictions on Mr. Tutor as the majority shareholder of Tutor-Saliba and other appropriate restrictions on the minority shareholders of Tutor-Saliba, which arose from the independent considerations, determined after consultation with the Special Committee’s advisors, to appropriately prevent the former Tutor-Saliba shareholders (and the Tutor Group in particular) from being able to exert excessive influence as shareholders by virtue

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of the ownership of the large percentage of shares of the combined company acquired through the merger. The consideration payable under the Merger Agreement, the restrictions included in the Shareholders Agreement and the terms of Mr. Tutor’s Employment Agreement each were negotiated independently of the other. Perini therefore strongly believes that the Merger Agreement reflects proper market-based consideration for the combined value of the Tutor-Saliba business, the Shareholders Agreement imposes appropriate, negotiated limitations on the influence that former Tutor-Saliba shareholders could exert on Perini by virtue of their ownership of Perini common stock received in the merger, and the Employment Agreement, separately, reflects proper market value for Mr. Tutor’s services as the full time Chairman and CEO of the combined company. Perini firmly believes that this is entirely consistent with, and customary for, a transaction involving a business heavily dependent on the talents of management and the assembled workforce.

Please tell us whether any portion of the merger consideration relates to the settlement of the Management Agreement whereby Perini currently pays Tutor-Saliba $1 million per year. Reference EITF 04-1.

Perini did not allocate any of the merger purchase price consideration to the settlement of the preexisting relationship between Perini and Tutor-Saliba with respect to the Management Agreement pursuant to which Perini has paid Tutor-Saliba $1 million per year. Absent the merger, the Management Agreement would terminate on December 31, 2008. As noted in “Business Relationships Between Perini and Tutor-Saliba — Management Agreement” on page 68, Perini is entitled to terminate the Management Agreement under certain circumstances and Perini expects that the agreement will be terminated upon the completion of the merger by mutual agreement of the parties, as the parties to the agreement following the merger will be a parent company (Perini) and its wholly-owned subsidiary (Tutor-Saliba) making the agreement unnecessary. Accordingly, the Management Agreement will terminate upon the closing of the merger. Accordingly the compensation for Mr. Tutor’s executive services provided in the Management Agreement will be replaced by the Employment Agreement which will take effect upon the closing of the merger.

EITF 04-1 states that “the effective settlement of an executory contract in a business combination as a result of a preexisting relationship should be measured at the…amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items.” Taking into consideration the size and complexity of the combined company compared to Perini alone, Perini determined, comparing the payments made by Perini to Tutor-Saliba under the Management Agreement to the payments to be made to Mr. Tutor under the terms of the Employment Agreement, are neither favorable or unfavorable when compared to pricing for current market

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transactions for the same or similar services. The compensation to be paid to Mr. Tutor pursuant to the Employment Agreement was negotiated taking into account the current compensation Mr. Tutor has separately received for his services to Tutor-Saliba and Perini after considering available competitive and comparative compensation data. The parties then negotiated the overall compensation package for Mr. Tutor’s services reflected in the Employment Agreement, that the Compensation Committee concluded was appropriate for his role as Chairman and CEO of the combined company, reasonable and competitive for comparable positions in publicly traded companies of similar size, geographic coverage and type of business.

Please also tell us how you considered the following terms of the Shareholders Agreement and Mr. Tutor’s Employment Agreement in evaluating whether any portion of the consideration to be given is other than for the value of the acquired Tutor-Saliba business. Reference EITF 95-8.

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All Tutor-Saliba shareholders have restrictions on disposition of any shares received for six months after the merger. However, 70% of the shares received by only the Tutor Group continue to be restricted from disposition for five years after the merger - the same period of time as Mr. Tutor’s Employment Agreement. Although all the Tutor Group’s shares will be vested, the restriction on their disposition appears unusual and unrelated to any valuation of the business to be acquired.

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In addition, there are restrictions on the voting of the combined entity shares to be held by the Tutor Group of 43%; only 20% can be voted as they wish, the remaining interest has to be voted in the same proportion as the votes by the other 57% shareholders of the combined entity.

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Mr. Tutor is to be designated Chairman of the Board, in addition to two Board members that the Tutor Group can designate (of nine total Board members). The up to 33% Board representation is less than their 43% interest might indicate, although they are assured of being able to designate at least that representation.

The number of shares of Perini common stock to be paid to the former Tutor-Saliba shareholders in the merger was determined on the basis of the implied relative values of the companies, as determined from analyses of the discounted cash flow in Special Committee case projections. This is described in additional detail in several parts of the Proxy Statement, including the description of the January 17, 2008 meeting between Mr. Tutor and the Special

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Committee beginning on page 40 in “Background of the Merger” (when this approach was agreed) and in “Reasons for Merger — Special Committee — Fixed Exchange Ratio; Basis of Negotiation of Price.” on page 50. This merger consideration was determined separately and independently of the Employment Agreement and the restrictions included in the Shareholders Agreement, including for the reasons described below. In particular, at no point during the negotiations was the amount of equity to be issued to the former Tutor-Saliba shareholders generally or the Tutor Group specifically in the merger determined on this basis increased or decreased so as to take into account or provide for equity incentive compensation to Mr. Tutor for his services under the Employment Agreement or to compensate for restrictions on his shares in the Shareholders Agreement, nor were those restrictions taken into account in negotiating the Employment Agreement consideration. To the contrary, all of the former Tutor-Saliba shareholders share in the aggregate merger consideration pro-rata. Accordingly, none of the merger consideration is considered compensation for which purchase price allocations for compensation are appropriate.

By virtue of the number of shares to be issued in the merger as consideration for Tutor-Saliba and the Tutor Group’s ownership percentage of Tutor-Saliba (and for no other reason), the Tutor Group will own approximately 43% of the outstanding common stock of the combined company, as noted in the Proxy Statement. As noted in the Summary under “The Shareholders Agreement” beginning on page 3, in light of that large interest and the potential influence that the Tutor Group would otherwise have been able to exert with respect to the combined company as a result, the Special Committee negotiated the Shareholders Agreement to, among other things, “limit the degree of influence that Mr. Tutor and the other former Tutor-Saliba shareholders will be able to exert as Perini shareholders over the governance of Perini and on matters that are subject to a vote of Perini shareholders.”

Consistent with this intent, as noted in the Staff’s first sub-bullet, the Shareholders Agreement imposes voting restrictions that permit the Tutor Group to vote no more than 20% of the outstanding shares of Perini common stock in their discretion. In addition, as noted in the Staff’s second sub-bullet, the Shareholders Agreement puts in place limitations on the board seats that the Tutor Group may cause to be elected — only two of eleven directors (approximately 18% of directors) or, if you include Mr. Tutor for such time as he serves as the Chief Executive Officer, up to three of eleven directors (approximately 27% of directors) — and requires the Tutor Group to support the other nominees that are nominated by the independent director dominated Nominating Committee, not by him. These provisions are intended to limit for the benefit of the other Perini shareholders the Tutor Group’s influence as a Perini shareholder (both as to Board composition and for other voting matters, as well as pursuant to standstill provisions described in the Proxy Statement but not noted in the Staff’s comment). The Special Committee determined that no other former Tutor-Saliba shareholder (which are less

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than twenty in number and hold less than 4% of Tutor-Saliba) needed to be subject to these provisions because none of their ownership percentages would permit them to exert any independent, significant influence as shareholders over the combined company that had to be mitigated.

The Shareholders Agreement also includes transfer restrictions, which are often included when large equity issuances to one block holder are being made. As also noted in the Summary under “The Shareholders Agreement” beginning on page 3, the Special Committee negotiated the Shareholders Agreement to, among other things, “(ii) require that a significant amount of Mr. Tutor’s personal net worth, including through two trusts controlled by him, will be tied to the performance of the combined company, and (iii) prevent a disorderly sale of the shares of Perini common stock to be issued in the merger.” With respect to the second intent of the transfer restrictions, the Special Committee imposed these restrictions to ensure that the Tutor Group would not be able to transfer a substantial ownership interest in Perini (perhaps at a “preferred” valuation), and thereby use this transaction as a first step to secure added value not available to other Perini shareholders. The Special Committee also wanted to prevent a disorderly rush to sell shares received in the merger that might make the trading of the shares of Perini common stock more volatile. The Special Committee determined that no other former Tutor-Saliba shareholder (which are less than twenty in number and hold less than 4% of Tutor-Saliba) needed to be subject to these provisions because none of their ownership percentages would give rise to these issues with respect to their positions that had to be mitigated.

As noted above, the transfer restrictions also have the intended and important benefit to the shareholders of requiring Mr. Tutor to keep a significant amount of Mr. Tutor’s personal net worth tied to the performance of the combined company. It is correct that the term (which was negotiated to be as long as possible by the Special Committee) is, at a minimum (subject to one exception described below), the same term as the initial term of the Employment Agreement. However, while these transfer restrictions thus had the benefit of encouraging him to dedicate his time to the combined company for at least the initial term of the Employment Agreement, they do not require this. Unlike with restricted stock or other incentive equity awards granted to executives, these shares are fully vested and are not subject to forfeiture if Mr. Tutor ceases to be an executive of the combined company, are not tied to his performance as an executive and, to illustrate that they have no compensation intention, those shares become transferable (other than for block trades) if Mr. Tutor is terminated without cause as a result of the exception to the transfer restrictions referencing Section 10(i) of the Employment Agreement.

Further demonstrating that none of the merger consideration was intended as a substitute for executive-level equity compensation are the equity compensation provisions of the Employment Agreement. As indicated in “The Employment Agreement — Position;

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Compensation and Benefits” on page 89, Section 6(c) of the Employment Agreement independently contemplates Mr. Tutor’s participation in Perini’s company-wide equity incentive plan contemplated to be adopted in the ordinary course after the closing, including the potential grant of restricted stock units of Perini, at a level appropriate for his positions with Perini. Thus, Perini was aware that additional equity compensation would be expected to be provided to Mr. Tutor and agreed to do so (without regard or reduction for his existing interests acquired through the merger).

As noted above, at no time did the negotiation over the amount of merger consideration include or otherwise relate to the negotiations of the Employment Agreement, nor was it varied or altered in light of the terms of the Shareholders Agreement. Accordingly, despite the presence of the particular terms of the Shareholders Agreement referenced by the Staff in its comment, which may well affect Mr. Tutor’s continuing involvement with the combined company, Perini was able to get Mr. Tutor to agree to these limitations on his shares without even relating them to the amount of consideration to be paid for Tutor-Saliba. Accordingly, for these and the other reasons described herein and in Perini’s response to Comment 10 of the Staff’s comment letter dated July 15, 2008, while Perini has considered the matters raised by the Staff in this comment, Perini determined that it would not be appropriate to deem there to be consideration paid for any items other than the value of the acquired Tutor-Saliba business.

EITF 95-8 addresses the accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination. Specifically, this EITF discusses the evaluation of contingent consideration payable at a future date as a possible element of compensation and not as a component of the purchase price when selling shareholders become employees of the combined enterprise. With regard to the merger of Perini and Tutor-Saliba, there is no contingent consideration associated with the transaction , as is evident from the description of the relevant agreement provisions and the effects thereof noted above. The purchase price consideration is a non-cash equity distribution based upon a fixed number of shares of Perini common stock. The Merger Agreement provides for no contingent consideration payable at a future date, either in cash or equity, based upon the passage of time, the earnings performance of Perini or Tutor-Saliba, or the performance of Perini’s stock price. Mr. Tutor’s compensation from the Employment Agreement was negotiated separately and approved by the Compensation Committee, not the Special Committee, separate from the negotiation of the number of shares of Perini common stock to be issued in the Merger Agreement. Without regard to the merger consideration, Mr. Tutor’s Employment Agreement and thus his compensation was separately negotiated and independently determined by the Compensation Committee, in light of comparative and competitive data, to be appropriate for his role as Chairman and CEO of the combined company as well as appropriate, reasonable and competitive for comparable positions for publicly traded companies of similar size, geographic coverage and type of business. While

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the five year restriction on the disposition of 70% of Mr. Tutor’s Perini shares acquired in the merger coincides with the length of the initial term of his Employment Agreement as noted in the Staff’s comment, Mr. Tutor’s ability to dispose of his Perini shares in accordance with the Shareholders Agreement is not affected by the termination of his Employment Agreement, with the exception of termination without cause by Perini noted above. Moreover, Mr. Tutor’s continued employment with Perini does not entitle him to receive any additional compensation or other benefits, except as contemplated by the Employment Agreement. Accordingly, there is no compensation element embedded in the purchase price consideration.

The Perini shares that Mr. Tutor acquires via the merger and his commitment to not dispose of at least 70% of those shares for at least five years serve to align Mr. Tutor’s interests with those of Perini’s other shareholders. As a result of Mr. Tutor’s commitment to not dispose of at least 70% of the acquired Perini shares for at least five years, as compared to the commitment of the other Tutor-Saliba shareholders to hold their Perini shares for a minimum of only six months after the closing of the transaction, Mr. Tutor has less flexibility in the timing of the sale of his Perini shares, which further demonstrates that there is no compensation element arising from his having less rights than those of the other minority shareholders of Tutor-Saliba.

The restriction on the disposition of the shares of Perini common stock is directly related to the valuation of Tutor-Saliba, as set forth in the Merger Agreement, on the basis that a critical value of a construction business is the management and assembled workforce versus other “bricks and mortar”, technology and/or product type businesses that have less dependency on human capital. Therefore, the CEO and majority shareholder of a construction business (such as Mr. Tutor of Tutor-Saliba) has significant influence on the management team, assembled workforce and in turn, the continuing value of the organization as contemplated by the Merger Agreement. Given that the compensation arrangements between Mr. Tutor and Perini, as set forth in the Employment Agreement, are market-based, the value contributed by Mr. Tutor is manifested in the value of the assembled workforce of Tutor-Saliba. Under the guidance of SFAS 141 which is discussed in our July 21, 2008 response to Comments 9 and 10 referenced above, this value is not an identifiable asset separable from goodwill. Accordingly, no portion of the merger consideration is separately allocable to it.

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Mr. Tutor’s Employment Agreement includes a non-compete provision for the five years of the agreement plus two years after the end of his employment. It does not appear any other employees of Tutor-Saliba will have similar non-compete agreements. Tell us what consideration you gave to whether a portion of the merger consideration is for this non-compete agreement.

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Perini did not allocate any of the merger purchase price consideration to the non-compete agreement provision in Mr. Tutor’s Employment Agreement. Perini determined that there are significant other reasons for Mr. Tutor to remain focused on the operations of the combined company and a significant disincentive for Mr. Tutor to leave the employ of the combined company to compete against Perini. These include the compensation package offered by the Employment Agreement, which Mr. Tutor continued to receive only if he remains employed by Perini, , the termination payments that Mr. Tutor would forfeit if he resigned his employment (other than for “Good Reason”) and the fact that Mr. Tutor will have a significant portion of his personal net worth tied up in Perini common stock with at least 70% of such investment restricted from sale for at least five years As a result of these factors and Mr. Tutor’s age (67), Perini determined that the probability of Mr. Tutor leaving the employ of the combined company to compete against Perini was remote and, therefore, any value that would potentially be allocated to the non-compete agreement provision in Mr. Tutor’s Employment Agreement would not be material.

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Mr. Tutor has historically devoted part of his time to Tutor-Saliba, and therefore has not devoted 100% of his time to Perini. As a result of the employment agreement, he will devote all his time to the combined entity after the merger. Considering that the Tutor Group owns 96% of Tutor-Saliba, please tell us what consideration you gave to whether a portion of the merger consideration in combination with Mr. Tutor’s Employment agreement may be considered a “stay-bonus” to devote 100% of his time to Perini (combined) for the next five years. We note that the other 4% shareholders of Tutor-Saliba have no similar employment provisions.

The Compensation Committee negotiated a competitive compensation package and employment agreement commensurate with other publicly traded companies of similar size, complexity and geographic coverage. The incentives contained in the compensation package serve to retain and motivate Mr. Tutor acting in his full-time capacity as Chairman and CEO of the combined company. The amount of the merger consideration was negotiated independently of the terms of the Employment Agreement and was not intended to serve as, and does not function as, a “stay bonus” or any other form of compensation to Mr. Tutor for his services. In the merger, the merger consideration will be paid to the former Tutor-Saliba shareholders in exchange for its shares of Tutor-Saliba common stock and will not be subject to any post-merger disgorgement or other reduction or alteration based upon of how long Mr. Tutor remains employed by the combined company or how well he performs in his role as Chairman and CEO.

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As discussed with the Staff on July 31, 2008 and August 1, 2008, Perini is prepared to file its definitive Proxy Statement and mail the Proxy Statement to its shareholders as soon as it receives clearance from the Commission. If at all possible, it would like to be able to do so by the morning of Tuesday, August 5, 2008. If it is unable to do so, Perini will be significantly delayed in its ability to complete the merger promptly and begin to recognize the benefits of the merger for its shareholders. Any assistance the Staff is able to provide to avoid this result would be greatly appreciated. As discussed, Perini would welcome the opportunity to participate in a discussion with the Staff regarding these responses on August 4, 2008 so that any continuing comments of the Staff can be addressed as quickly as possible. We thank you in advance for your efforts to assist Perini with these timing concerns.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to Perini or the Proxy Statement, please feel free to contact me by phone at (202) 879-5151 or by facsimile at (202) 879-5200 or my colleague, William Sorabella, by phone at (212) 446-4932 or by facsimile at (212) 446-6460. In addition, the Staff may direct any questions or comments that it may have with regard to Tutor-Saliba to Steven B. Stokdyk at Latham & Watkins LLP, counsel to Tutor-Saliba, by phone at (213) 891-7421 or by facsimile at (213) 891-8763.

Sincerely,

/s/ Mark D. Director
Mark D. Director

cc:	Michael R. Klein, Perini Corporation

Kenneth R. Burk, Perini Corporation

Ronald N. Tutor, Tutor-Saliba Corporation

Steven B. Stokdyk, Latham & Watkins LLP